Filed by Digital Realty Trust, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and Deemed Filed Pursuant to Rules 14a-12 and 14d-2

under the Securities Exchange Act of 1934

Subject Company: InterXion Holding N.V.

(Commission File No. 001-35053)

Digital Realty Reminds InterXion Shareholders to Tender Shares by Friday

SAN FRANCISCO, March 4, 2020 – Digital Realty (NYSE: DLR) is reminding InterXion (NYSE: INXN) shareholders to tender their shares before the close of business on Friday, March 6, 2020. InterXion shareholders will only be eligible to receive the Digital Realty first-quarter dividend if enough shareholders tender their shares by Friday such that the minimum condition is met. In addition, InterXion shareholders who do not tender will generally be subject to a 15% Dutch withholding tax.1 Finally, the tender offer technically expires at 12:01 a.m. EDT on Monday, March 9, 2020, or one minute after midnight on Sunday night / Monday morning. However, since the Depository Trust Company and the exchange agent are closed on Saturday and Sunday, practically speaking, shareholders need to tender before the close of business in New York on Friday, March 6, 2020. No guaranteed delivery procedures apply.

How to Tender Shares

Shareholders of InterXion who hold shares through a brokerage firm should tender their shares by providing instructions to their broker. Other InterXion shareholders may tender their shares by following the instructions provided in the Letter of Transmittal circulated on January 29, 2020. InterXion shareholders who have questions or requests for assistance should contact Okapi Partners, the Information Agent for the Exchange Offer, by phone at (877) 629-6356 or (212) 297-0720, or via email at DLR@okapipartners.com.

Regulatory Approval Update

On Friday, February 28, 2020, Digital Realty and InterXion received approval for the transactions contemplated by the Purchase Agreement from the French Ministry of Economy and Finance, the foreign investment regulatory authority. As a result, all regulatory approvals required under the Purchase Agreement have been obtained, and the condition of the Exchange Offer related to receipt of required regulatory approvals has been satisfied.

Shareholder Vote Update

At the extraordinary general meetings on Thursday, February 27, 2020, shareholders of Digital Realty and shareholders of InterXion both voted to approve the pending combination, with over 90% of votes cast by both sets of shareholders in favor of the proposals necessary to consummate the transaction.

Opportunity for InterXion Shareholders to Receive Digital Realty’s Declared Quarterly Dividend

Separately on Thursday, February 27, 2020, Digital Realty’s Board of Directors authorized a common stock cash dividend of $1.12 per share to common stockholders of record as of the close of business on March 17, 2020. If 80% or more of outstanding InterXion shares on a fully-diluted and as-converted basis are tendered by the expiration of the initial offering period and all other required conditions are satisfied as described below, tendering InterXion shareholders should be holders of record of Digital Realty stock as of the record date and have the opportunity to receive the first-quarter dividend.

If the initial offering period is extended for any reason, InterXion shareholders would not be expected to become holders of record of Digital Realty common stock by the close of business on March 17, 2020, and consequently would not be entitled to receive the first-quarter dividend in any closing of the offer.

[1]	See “Treatment of Untendered Shares after the Offer” below.

Anticipated Timing for Completion of the Offer

Digital Realty expects to complete the pending exchange offer for all outstanding ordinary shares of InterXion as soon as reasonably practicable. Subject to satisfaction of the remaining required conditions, if 80% or more of the outstanding InterXion shares on a fully-diluted and as-converted basis are validly tendered and not withdrawn at the expiration of the initial offering period, Digital Realty expects to accept the validly tendered shares as early as March 9, 2020, with the post-offer reorganization transactions to be completed as soon as practicable after the expiration of any subsequent offering period.

Offer Expiration

Unless the offer is extended, the initial offering period will expire at 12:01 a.m. EDT on March 9, 2020. (In other words, one minute after midnight on Sunday night / Monday morning. Please note, the Depository Trust Company and the exchange agent are closed on Saturdays and Sundays.) InterXion shareholders are encouraged to validly tender their shares before the close of normal New York business hours on Friday, March 6, 2020. No guaranteed delivery procedures apply.

Lowering the Minimum Condition

The offer is conditioned upon receipt by Digital Intrepid Holding B.V. (“Buyer”), a subsidiary of Digital Realty Trust, Inc., of a number of InterXion shares having been validly tendered and not withdrawn that would allow Buyer to acquire at least 80% of the outstanding InterXion shares on a fully-diluted and as-converted basis at the closing of the offer.

If less than 80% but more than 66 2/3% of the outstanding InterXion shares are tendered in the initial offering period, Digital Realty or Buyer may elect to reduce the minimum condition to 66 2/3% of the outstanding InterXion shares on a fully-diluted and as-converted basis, in which case the offer shall be extended for at least five business days (and no subsequent offering period will be provided).

Digital Realty or Buyer may also reduce the minimum condition to 66 2/3% prior to the expiration of the initial offering period (in which case a subsequent offering period will be provided). Digital Realty or Buyer may reduce the minimum condition below 66 2/3% with prior written consent from InterXion, subject to compliance with applicable laws.

Treatment of Untendered Shares after the Offer

As promptly as practicable following the later of the time at which Buyer accepts the tendered InterXion shares and the expiration of any applicable subsequent offering period, the parties shall initiate the post-offer reorganization.

If less than 95% of the outstanding InterXion shares are acquired by Buyer in the offer, the post-offer reorganization will result in non-tendering holders of InterXion receiving shares of Digital Realty common stock (and/or cash in lieu of fractional shares of Digital Realty common stock) pursuant to a liquidation distribution (rather than the offer). Non-tendering holders of InterXion shares who receive shares of Digital Realty common stock (and/or cash in lieu of fractional shares of Digital Realty common stock) pursuant to the liquidation distribution generally will be subject to a 15% Dutch dividend withholding tax.

If 95% or more of the outstanding InterXion shares are acquired by Buyer in the offer, Buyer will initiate Dutch compulsory acquisition proceedings, which will enable it to acquire the remaining InterXion shares against a cash amount as determined by a competent Dutch court. Non-tendering holders of InterXion shares who receive cash pursuant to Dutch compulsory acquisition proceedings will not be subject to the 15% Dutch dividend withholding tax. However, this process may materially delay non-tendering InterXion shareholders’ receipt of this cash consideration.

Please refer to the offer to purchase for more information and a full description of the summaries above.

About Digital Realty

Digital Realty (NYSE: DLR) supports the data center, colocation and interconnection strategies of customers across the Americas, EMEA and APAC, ranging from cloud and information technology services, communications and social networking to financial services, manufacturing, energy, healthcare and consumer products. To learn more about Digital Realty, please visit digitalrealty.com or follow us on LinkedIn, Twitter, Facebook, Instagram and YouTube.

For Additional Information

Andrew P. Power

Chief Financial Officer

Digital Realty

(415) 738-6500

Investor Relations

John J. Stewart

(415) 738-6500

InvestorRelations@digitalrealty.com

Media Inquiries

John Christiansen / Reze Wong / Celia de Pentheny O’Kelly

Sard Verbinnen & Co

(415) 618-8750

DigitalRealty-SVC@SARDVERB.com

Additional Information and Where to Find It

On December 6, 2019, Digital Realty filed a Registration Statement on Form S-4 in connection with the transactions contemplated by the Purchase Agreement, dated as of October 29, 2019, as amended, among Digital Realty, InterXion Holding N.V. and Buyer, which included a proxy statement/prospectus. This communication is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The registration statement was declared effective by the SEC on January 27, 2020. Digital Realty has mailed a definitive proxy statement/prospectus to shareholders of Digital Realty and Buyer filed a Tender Offer Statement on Schedule TO with the SEC on January 29, 2020. InterXion filed a Solicitation / Recommendation Statement on Schedule 14D-9 with respect to the exchange offer on January 29, 2020. The solicitation and offer to purchase the ordinary shares of InterXion will only be made pursuant to the Schedule TO and related offer to purchase. This material is not a substitute for the proxy statement / prospectus, the Schedule TO, the Schedule 14D-9 or the Registration Statement or for any other document that Digital Realty or InterXion may file with the SEC and send to Digital Realty’s stockholders or InterXion’s shareholders in connection with the proposed transactions.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION OR DECISION WITH RESPECT TO THE OFFER, WE URGE INVESTORS OF DIGITAL REALTY AND INTERXION TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT / PROSPECTUS, SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY DIGITAL REALTY AND INTERXION WITH THE SEC CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT DIGITAL REALTY, INTERXION AND THE PROPOSED TRANSACTIONS.

Investors can obtain free copies of the Registration Statement, proxy statement/prospectus, Schedule TO and Schedule 14D-9, as each may be amended from time to time, and other relevant documents filed by Digital Realty and InterXion with the SEC at http://www.sec.gov, the SEC’s website, or free of charge from Digital Realty’s website (http://www.digitalrealty.com) or by contacting Digital Realty’s Investor Relations Department at (415) 848-9311. These documents are also available free of charge from InterXion’s website (http://www.interxion.com) or by contacting InterXion’s Investor Relations Department at (813) 644-9399.

Note Regarding Forward-Looking Statements

Digital Realty cautions that statements in this communication that are forward-looking, and provide other than historical information, involve risks, contingencies and uncertainties that may impact actual results of operations of Digital Realty, InterXion and the combined company. These forward-looking statements include, among other things, statements about the exchange offer and completion of the proposed transactions contemplated by the purchase agreement between them. Although we believe the expectations reflected in those forward-looking statements are reasonable, we can give no assurance that those expectations will prove to have been correct. Those statements are made by using various underlying assumptions and are subject to numerous risks, contingencies and uncertainties, including, among others: the risk that a condition to the closing of the anticipated combination may not be satisfied, on the anticipated timeline or at all or that the anticipated combination may fail to close; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the anticipated combination; the costs incurred to consummate the anticipated combination; the possibility that the expected synergies from the anticipated combination will not be realized, or will not be realized within the expected time period; difficulties related to the integration of the two companies; disruption from the anticipated combination making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the anticipated combination; adverse changes in the markets in which Digital Realty and InterXion operate or credit markets; and changes in the terms, scope or timing of contracts, contract cancellations, and other modifications and actions by customers and other business counterparties of Digital Realty and InterXion. If one or more of these risks materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those expected. You should not place undue reliance on forward-looking statements. For a more complete discussion of these and other risk factors, please see (i) Digital Realty’s filings with the SEC, including its annual report on Form 10-K for the year ended December 31, 2019 and (ii) InterXion’s filings with the SEC, including its annual report on Form 20-F for the year ended December 31, 2018 and its subsequent reports on Form 6-K. This communication reflects the views of Digital Realty’s management as of the date hereof. Except to the extent required by applicable law, Digital Realty undertakes no obligation to update or revise any forward-looking statement.